Free Writing Prospectus filed pursuant to Rule 433 dated March 26, 2024
Registration Statement No. 333-276254

Tidal and Hashdex Announce Trading of U.S. Spot Bitcoin ETF

Hashdex Bitcoin ETF offers U.S. investors exposure to spot bitcoin following product conversion

New York, March 26, 2024 – Tidal Investments LLC (“Tidal” or the “Sponsor”), a leading name in the ETF industry, and Hashdex Asset Management Ltd. (“Hashdex”), a leading global crypto-focused asset manager, today announced the renaming of the Hashdex Bitcoin Futures ETF to the Hashdex Bitcoin ETF ("DEFI” or “Fund”) (Ticker NYSE Arca: DEFI, CUSIP: 88634V100). DEFI’s renaming corresponds to DEFI’s completion of the conversion of its investment strategy to allow the Fund to provide spot bitcoin holdings and its tracking of a new benchmark index effective March 27, 2024.

The Fund’s new benchmark index is the Nasdaq Bitcoin Reference Price - Settlement (NQBTCS), which better reflects the Fund’s new strategy of direct bitcoin investment. Going forward and under normal market conditions, the Fund’s investment policy is to maximize its holdings of physical bitcoin such that it is expected that at least 95% of the Fund’s assets will be invested in spot bitcoin. Up to 5% of the Fund’s remaining assets may be invested in CME-traded bitcoin futures contracts and in cash and cash equivalents.

Hashdex serves as the digital asset advisor for DEFI, with Tidal serving as DEFI’s sponsor. Tidal ETF Services LLC serves as the Fund’s Administrator and BitGo serves as its Bitcoin Custodian.

“Since our founding in 2018, Hashdex has strongly believed that bitcoin is a generational opportunity. This conviction has driven our continued focus on helping investors understand this transformational asset and offering products that allow for regulated participation in the blockchain ecosystem,” said Marcelo Sampaio, Co-Founder and CEO of Hashdex. “We are thrilled to complete the conversion of DEFI, and with it deliver an innovative product in coordination with Tidal that furthers our mission of empowering individuals and institutions around the world to access this revolutionary innovation.”

The Hashdex Bitcoin Futures ETF launched on the NYSE in 2022 as the world’s first bitcoin futures ETF as a commodity pool registered under the Securities Act of 1933. The completed conversion of the Fund to a spot bitcoin ETF allows investors to gain exposure to spot pricing through an established product.

“We’re excited to invite all investors - whether it be those who already have full conviction in bitcoin, those who are considering an allocation for the first time, or anyone in between - to join us in our long-term journey of making digital assets accessible,” said Samir Kerbage, CIO at Hashdex. “Hashdex was founded six years ago to educate investors and advisors and ensure they have the ability to participate in the potential rise of bitcoin with confidence. With our extensive experience as a digital assets-focused firm running spot ETFs in multiple regions, we are thrilled to work alongside Tidal to deliver this compelling product.”

The Hashdex Bitcoin ETF was specifically designed with a methodology to allow investors to track the price of bitcoin, including novel features that underscore its significant interrelationship with the Chicago Mercantile Exchange (“CME”). In particular, unlike other bitcoin ETFs, the Fund acquires, disposes and values its bitcoin in a transparent manner using CME futures exchange for physical transactions and CME monitored pricing.

“We chose to partner with Hashdex on the Hashdex Bitcoin ETF because we knew that the firm’s extensive experience in the space would ensure that we custom-built an investor-friendly product that can offer benefits that otherwise may be unavailable when trading bitcoin directly in unregulated markets,” said Mike Venuto, CIO and Co-Founder of Tidal. “With a shared commitment to the long-term value digital assets can bring, and a history of offering industry-first products solely focused on digital assets, we look forward to this exciting new chapter as we deliver another innovative investment solution that will further accelerate investor exposure to bitcoin and increase adoption across the U.S.”

For more information about the Hashdex Bitcoin ETF (DEFI) please visit https://hashdex-etfs.com/defi

The Sponsor, on behalf of the Trust, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Sponsor, on behalf of the Trust, has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Sponsor or any authorized participant will arrange to send you the prospectus, if you request it by calling toll-free (844)-986-7700. A copy of the Fund’s prospectus can be found here.

Important information:

Carefully consider the investment objectives, risks, charges and expenses before investing.

Investing involves risk, including possible loss of principal. The Fund is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”). Shares of the Fund are not subject to the same regulatory requirements as mutual funds. Additionally, shares of the Fund are bought and sold at market price, not at net asset value. Brokerage commissions will reduce returns.

The Fund, which is an exchange-traded product (ETP), is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended. and is not subject to regulation thereunder. An ETP refers to a financial product that is publicly traded like a bond in the stock market.

No guarantee or representation is made that the Fund’s investment strategy, including, without limitation, its investment objectives or strategies, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Fund’s investment methodology or that investing may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The Fund’s shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Fund shares relates directly to the value of the bitcoin held by the Trust (less its expenses), and fluctuations in the price of bitcoin could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the bitcoin represented by them. Investing involves risk, and you could lose money on an investment in the Fund. For a more complete discussion of the risk factors relative to the Fund, carefully read the prospectus.

The Fund is a series of the Tidal Commodities Trust I (the “Trust”). The sponsor of the Fund is Tidal Investments LLC, which receives a management fee. The Sponsor is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. Hashdex serves as the Fund's Digital Asset Adviser and assists the Sponsor and the Administrator with research and investment analysis regarding bitcoin and bitcoin markets for use in the marketing of the Fund. Hashdex provides the Fund with marketing services including, but not limited to, branding, the issuance of press releases, preparation of website data content, holding webinars and engaging in promotional activities through social media outlets relating to cryptocurrencies generally.

Foreside Fund Services LLC (the “Marketing Agent”) provides marketing services regarding the Fund. The Marketing Agent Agreement among the Marketing Agent, the Sponsor, and the Trust calls for the Marketing Agent to review of all Fund sales literature and advertising material.

This material expresses Tidal, Hashdex and its subsidiaries and their affiliates’ opinion for informational purposes only and does not consider the investment objectives, financial situation or individual needs of one or a particular group of investors. We recommend consulting specialized professionals for investment decisions. Investors are advised to carefully read the prospectus or regulations before investing their funds. The information and conclusions contained in this material may be changed at any time, without prior notice. Nothing contained herein constitutes an offer, solicitation or recommendation regarding any investment management product or service. This information is not directed at or intended for distribution to or use by any person or entity located in any jurisdiction where such distribution, publication, availability or use would be contrary to applicable law or regulation, or which would subject Tidal or Hashdex to any registration or licensing requirements within such jurisdiction. No part of this material may be (i) copied, photocopied or duplicated in any form by any means or (ii) redistributed without the prior written consent of Hashdex or Tidal. By receiving or reviewing this material, you agree that this material is confidential intellectual property of Hashdex and that you will not directly or indirectly copy, modify, recast, publish or redistribute this material and the information therein, in whole or in part, or otherwise make any commercial use of this material without Tidal’s or Hashdex’s prior written consent.

An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the fund. Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of DEFI and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Bitcoin Risk.

There are significant risks and hazards inherent in the bitcoin market that may cause the price of bitcoin to fluctuate widely. The Fund’s bitcoin may be subject to loss, damage, theft or restriction on access. Investors considering a purchase of Shares should carefully consider how much of their total assets should be exposed to the bitcoin market, and should fully understand, be willing to assume, and have the financial resources necessary to withstand the risks involved in the Fund’s investment strategy.

Liquidity Risk.

The market for bitcoin is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares.

Regulatory Risk.

Future and current regulations by a U.S. or foreign government or quasi-governmental agency could have an adverse effect on an investment in the Fund. The Fund is not a fund registered under the 1940 Act, and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs.

Certain information contained herein (including financial information) has been obtained from published and non-published sources. Such information has not been independently verified by the Sponsor or Hashdex, and neither Hashdex nor the Sponsor assumes responsibility for the accuracy of such information. The Sponsor or Hashdex do not provide tax, accounting or legal advice. Certain information contained herein constitutes forward-looking statements, which can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” “believe” (or the negatives thereof) or other variations thereof. Due to various risks and uncertainties, including those discussed above, actual events or results, the ultimate business or activities of the Sponsor or Hashdex and the Fund may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward- looking statements in making their investment decisions. No governmental authority has opined on the merits of the Fund’s investment strategy or the adequacy of the information contained within the Fund’s prospectus.

This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

For more information pertaining to the Fund’s service providers, please read the prospectus.

About Hashdex

Hashdex is a global pioneer in crypto asset management. Hashdex invites innovative investors to join the emerging crypto economy. Hashdex’s mission is to provide educational resources and best-in-class products that advance its efforts to help build pathways by opening the crypto ecosystem to the world. The firm co-developed the Nasdaq Crypto Index™ (NCI™) with Nasdaq to provide global investors with a reliable benchmark for the crypto asset class. In 2021, Hashdex introduced the world’s first crypto ETFs and other innovative products, enabling over 215,000 investors to simply and securely add crypto to their portfolios. The firm’s total AUM across its range of products is more than $600 million as of January 9, 2024. For more information visit www.hashdex.com or follow Hashdex on X or LinkedIn.

About Tidal Investments LLC

Formed by ETF industry pioneers and thought leaders, Tidal Investments LLC sets out to revolutionize the way ETFs have historically been developed, launched, marketed, and sold. With a focus on growing AUM, Tidal offers a comprehensive suite of services, proprietary tools, and methodologies designed to bring lasting ideas to market. Tidal is an advocate for ETF innovation. The firm is on a mission to provide issuers with the intelligence and tools needed to efficiently and to effectively launch ETFs and to optimize growth potential in a highly competitive space. For more information, visit https://www.tidalfinancialgroup.com/.

Hashdex Media Contacts:

Kendal Till/Josh Gerth

Dukas Linden Public Relations

Hashdex@DLPR.com

Tidal Media Contacts:

Eric Falkeis

ericf@tidalfg.com